J. Paul Compton, Jr.
Direct Dial: 205-521-8381
Direct Fax: 205-488-6381
pcompton@bradleyarant.com
October 10, 2008
Mr. Justin Dobbie
Mr. Michael R. Clampitt
Mr. Matthew Komar
Mr. Kevin Vaughn
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp
Amendment No. 2 to Registration Statement on Form S-1
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Period Ended March 31, 2008
Form 10-Q for the Period Ended June 30, 2008
Filed September 29, 2008
File No. 333-151605
Ladies and Gentlemen:
     We have received the letter of comments of the staff of the Securities and Exchange Commission (the “Commission”) dated October 3, 2008, relating to the Amendment No. 2 to Registration Statement on Form S-1 for CapitalSouth Bancorp (“CapitalSouth” or the “Company”) filed with the Commission on September 29, 2008. On behalf of CapitalSouth, we have prepared this letter of response to the comments of the staff and have prepared an Amendment No. 3 to Form S-1 to reflect our responses.
     We are transmitting to you with this letter two clean and marked versions of the Amendment No. 3 to Form S-1. The marked version has been marked appropriately to indicate the changes from the Amendment No. 2 to Form S-1 filed with the Commission on September 29, 2008 in response to the comments of the staff or otherwise. References to page numbers in this letter of response are to page numbers contained in the marked version of the Amendment No. 3 to Form S-1.
     We have increased the size of the rights offering from $10 million to $15 million based on higher than anticipated commitments from our directors. The following paragraphs set forth the responses to the letter of comments dated October 3, 2008:
Amendment No. 2 to Registration Statement on Form S-1

General
1.	We note that you have included a discussion of the “Material U.S. Federal Income Tax Consequences” in the prospectus. Please file an opinion of counsel addressing the material tax consequences to stockholders or provide analysis supporting the determination that such an opinion is not required. Refer to Item 601(b)(8) of Regulation S-K.

We have revised the Company’s disclosure to indicate that the discussion of the “Material U.S. Federal Income Tax Consequences” in the prospectus constitutes the opinion of Bradley Arant Rose & White LLP. The registration statement includes the tax opinion of Bradley Arant Rose & White LLP as Exhibit 8.
Provision for Loan Losses, Asset Quality and Nonperforming Assets, page 11
2.	We note your response to comment 3 of our letter dated September 19, 2008. The use of the term “anticipated” credit losses may not accurately describe the methodology used to determine your allowance for loan loss as of the balance sheet date. If the allowance is determined to absorb probable credit losses as of the balance sheet date, rather than anticipated or future credit losses, then please revise your filing to clearly state as such.

Following discussion with the Staff on October 3, 2008, the Company has changed the word “anticipated” on page 12 to “probable.”
Recent Developments, page 17
3.	You disclose in the Recent Developments section that you anticipate entering into a restructuring agreement with one of your directors, Mr. Bowen, in which a portion of a pledged note will be converted into up to $1,000,000 in common stock. You also disclose on page 41 that Mr. Bowen proposes to purchase $1,000,000 in common stock in the rights offering. Please clarify whether the proposed purchase on the table on page 41 will be through the rights offering or in connection with the restructuring agreement. Please also file the restructuring agreement as an exhibit to the registration statement once it is finalized.

Mr. Bowen plans to exercise up to his basic subscription right and over-subscription privileges to subscribe for an aggregate of up to $1,000,000 in available common stock in the rights offering, subject to the limitation that Mr. Bowen’s total stock ownership following the rights offering may not exceed 9.9% of the Company’s outstanding common stock, after giving effect to the rights offering. We have added disclosure on pages 18 and 41 that clarifies that the Company has agreed to allow Mr. Bowen to utilize up to $1,000,000 of the Pledged Note to pay the exercise price for shares of common stock in the rights offering. The Restructuring Agreement is included as Exhibit 10.17 to the Registration Statement.
4.	Please advise whether the restructuring agreement will be part of a registered offering or will be conducted in the form of a private placement. If the transaction will be a private placement, please provide analysis supporting the determination that the rights offering and private placement should not be integrated into one offering.

The Company negotiated the Restructuring Agreement with Mr. Bowen, in part, to allow Mr. Bowen to participate in the rights offering by utilizing a portion of the Pledged Note to exercise Mr. Bowen’s basic subscription right and over-subscription privilege, up to a maximum amount of $1,000,000 or such lesser amount that would cause Mr. Bowen’s total stock ownership not to exceed 9.9% of the Company’s outstanding common stock as of the date of the expiration of the rights offering. As such, the common stock issued in connection with the restructuring agreement would constitute a part of the registered rights offering.
5.	Please clarify what happens to the $1.2 million of the non-pledged note that is not reflected in the first bullet point on page 17. Please also disclose whether there will be any changes to the interest rates of the new notes. In addition, please discuss how you will treat any part of the $1,000,000 of the pledged note to be converted into common stock that exceeds the 9.9% ownership cap (e.g., paid in cash, new promissory note, etc.).

The Non-Pledged Note was issued on November 30, 2007 in an original principal amount of $5,530,319.40, however, payments of principal since the original issue date have reduced the outstanding balance to $4,330,319.40 as of October 1, 2008. The Company has revised the disclosure on page 17 to include a brief summary of the history of the Company’s debt obligations to Mr. Bowen, to indicate the outstanding balance of the Non-Pledged Note as of October 1, 2008, rather than the original principal balance, to disclose the changes in the interest rates on the new notes and the Company’s intention to increase the original principal balance of the Bowen Note II by the amount, if any, of the $1,000,000 from the Pledged Note that is not converted into common stock. We have revised the Company’s disclosure on pages 18 and 41 to include disclosure regarding the amount of the Pledged Note Mr. Bowen will be able to utilize in the rights offering assuming that the Company’s directors fulfill their commitments to exercise their rights at an offering price of $2.50 per share. We have also filed copies of the Pledged Note, the Non-Pledged Note and the Amended Pledged Note (each as defined in the prospectus) as Exhibits 10.18, 10.19 and 10.20 to the Registration Statement.
Exhibit 5
6.	We note counsel has assumed that the company has been duly organized and is validly existing as a corporation under the laws of the State of Delaware. It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable. Please revise to remove this assumption or explain why you are unable to do so.

We have deleted the assumption from the Exhibit 5 opinion.
7.	Please arrange for counsel to separately confirm to us in writing that they concur with our understanding that the reference to the “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

We have revised the Exhibit 5 opinion to explicitly state that applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the General Corporation Law of the State of Delaware are included in this reference.
8.	We note the legality opinion is expressed “as of the date hereof” and counsel undertakes no obligation to update “after the date hereof.” Please remove these qualifications or revise to indicate that the opinion is expressed as of the effective date of the registration statement and counsel undertakes no obligation to update after such effective date.

We have revised the Exhibit 5 opinion to state that it is expressed “as of the date hereof, or such later date as the Registration Statement may become effective” and have indicated that we undertake no obligation to update our opinion following such effective date.
     If you have any questions or require any further information with respect to the Amendment No. 3 to Form S-1 or any other matters relating thereto, please telephone either the undersigned at the number set forth above, or Laura P. Washburn of this office at 205-521-8370.
Very truly yours,

/s/ J. Paul Compton, Jr.
Enclosures

cc:	W. Dan Puckett
Carol W. Marsh
Laura P. Washburn, Esq.